UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38929

Fiverr International Ltd.

(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

+923 (72) 228-0910

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On October 13, 2020, Fiverr International Ltd. (the “Company”) closed the previously announced offering of $460.0 million principal amount of 0% Convertible Senior Notes due 2025 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $60.0 million principal amount of the Convertible Notes pursuant to the full exercise of the Initial Purchasers’ (as defined below) option to purchase additional Convertible Notes.

Purchase Agreement

On October 7, 2020, the Company entered into a purchase agreement (the “Purchase Agreement”) with certain financial institutions (collectively the “Initial Purchasers”), pursuant to which the Company agreed to sell $400.0 million aggregate principal amount of the Convertible Notes in a private placement pursuant to Rule 144A under the Securities Act. The Company also granted a 13-day option to the Initial Purchasers to purchase all or part of an additional $60.0 million aggregate principal amount of Convertible Notes, which option was exercised in full on October 8, 2020.

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

Indenture

The sale of the Convertible Notes closed on October 13, 2020. The Convertible Notes were issued pursuant to an indenture, dated October 13, 2020 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee.

The Convertible Notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, no par value (the “ordinary shares”), per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or to convert its Convertible Notes called for redemption in connection with such notice of redemption, as the case may be.

The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete. The Convertible Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding May 1, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the third scheduled trading day immediately preceding the related redemption date; or (4) upon the occurrence of specified corporate events. On or after May 1, 2025 until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the Convertible Notes prior to November 5, 2023, except in the event of certain tax law changes. On or after November 5, 2023 and from time to time prior to the 42nd scheduled trading day immediately preceding the maturity date, the Company may redeem, for cash, all or part of the Convertible Notes, at its option, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued special interest, if any, to be immediately due and payable.

The Convertible Notes are senior unsecured obligations of the Company. The Convertible Notes rank senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to the Company’s future unsecured indebtedness that is not so subordinated, are effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

The net proceeds from the sale of the Convertible Notes were approximately $447.1 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company used approximately $43.2 million of the net proceeds from the sale of the Convertible Notes to pay the cost of the Capped Call Transactions (as defined below). The Company intends to use the remainder of the net proceeds from this offering for general corporate purposes. Pending these uses, the Company intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

Capped Call Transactions

In connection with the pricing of the Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Base Capped Call Transactions”) with certain of the Initial Purchasers (or their affiliates) and other financial institutions (the “Option Counterparties”). On October 8, 2020, in connection with the Initial Purchasers’ exercise of their option to purchase additional Convertible Notes, the Company entered into additional privately negotiated capped call transactions with the Option Counterparties (the “Additional Capped Call Transactions,” and together with the Base Capped Call Transactions, the “Capped Call Transactions”). The Capped Call Transactions cover, collectively, the number of the Company’s ordinary shares initially underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $43.2 million.

The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount upon conversion of the Convertible Notes in the event that the market price per share of the Company’s ordinary shares, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions (which initially corresponds to the initial conversion price of the Convertible Notes and is subject to certain adjustments under the terms of the Capped Call Transactions), with such reduction and/or offset subject to a cap based on the cap price of the Capped Call Transactions. The cap price of the capped call transactions is initially $305.10 per share, which represents a premium of 100% over the last reported sale price of the Company’s ordinary shares on October 7, 2020, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The Capped Call Transactions are separate transactions, in each case entered into by the Company with the relevant Option Counterparty, and are not part of the terms of the Convertible Notes and will not change the holders’ rights under the Convertible Notes. Holders of the Convertible Notes will not have any rights with respect to the Capped Call Transactions.

Unregistered Sale of Equity Securities

The Company’s offering of the Convertible Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Convertible Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Convertible Notes and the Company’s ordinary shares issuable upon conversion of the Convertible Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: October 13, 2020	By:	/s/ Gurit Kainnan-Vardi
Gurit Kainnan-Vardi VP & General Counsel

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 13, 2020, among Fiverr International Ltd. and U.S. Bank National Association, as trustee.

4.2	Form of 0% Convertible Senior Note due 2025 (included in Exhibit 4.1).

10.1	Letter Agreement, dated as of October 7, 2020 between JPMorgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction.

10.2	Letter Agreement, dated as of October 7, 2020 between Bank of Montreal and the Company regarding the Base Capped Call Transaction.

10.3	Letter Agreement, dated as of October 7, 2020 between Société Générale and the Company regarding the Base Capped Call Transaction.

10.4	Letter Agreement, dated as of October 7, 2020 between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction.

10.5	Letter Agreement, dated as of October 7, 2020 between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction.

10.6	Letter Agreement, dated as of October 8, 2020 between JPMorgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction.

10.7	Letter Agreement, dated as of October 8, 2020 between Bank of Montreal and the Company regarding the Additional Capped Call Transaction.

10.8	Letter Agreement, dated as of October 8, 2020 between Société Générale and the Company regarding the Additional Capped Call Transaction.

10.9	Letter Agreement, dated as of October 8, 2020 between Goldman Sachs & Co. LLC and the Company regarding the Additional Capped Call Transaction.

10.10	Letter Agreement, dated as of October 8, 2020 between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction.